Exhibit 99.1

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase.com, Inc. Announces Corporate Name Change to NetEase, Inc.

BEIJING, March 29, 2012 /PRNewswire-Asia-FirstCall/ — NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced that it has received shareholder approval at the Company’s extraordinary general meeting of shareholders (EGM) to change its corporate name from “NetEase.com, Inc.” to “NetEase, Inc.” The EGM was held on March 29, 2012 at the Company’s office in Beijing.

NetEase’s business operations encompass an increasingly diversified range of entertainment, community, e-commerce and other services. As such, management and the Board of Directors believe that the new corporate name more accurately reflects NetEase’s business operations.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites, which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through the in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia III, Heroes of Tang Dynasty, Datang and Ghost, as well as the licensed games, Blizzard Entertainment’s World of Warcraft® and StarCraft II®.

NetEase also offers online advertising on its websites, which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the web that are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services that the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. The Company believes that it is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites as well as its micro-blogging services provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.